November 13, 2020

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 17015-001

Attention:	Asia Timmons-Pierce, Division of Corporation Finance, Office of Manufacturing

Dear , Mesdames:

Re: ALR Technologies Inc. (the “Company”)

Registration Statement on Form S-1

Filed November 4, 2020

File No.: 333-249835

In connection with the Company's Registration Statement on Form S-1 (file no. 333-249835), the Company hereby requests acceleration of the effective date of the Registration Statement to 5:00 p.m. (EST) Friday, November 13, 2020 or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

In connection with this request the Company acknowledges that:

(i)                 should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing,

(ii)               the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and

(iii)             the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you will find the foregoing to be in order. Please do not hesitate to contact the undersigned should you have any questions in this regard.

Yours truly,

ALR TECHNOLOGIES INC.

Per: /s/Sydney Chan

Sydney Chan,

Chairman